United States securities and exchange commission logo





                             January 24, 2024

       Axel Merk
       President and Chief Investment Officer
       VanEck Merk Gold Trust
       c/o Merk Investments LLC
       1150 Chesnut Street
       Menlo Park, California 94025

                                                        Re: VanEck Merk Gold
Trust
                                                            Form 10-K for the
Fiscal Year Ended January 31, 2023
                                                            File No. 001-36459

       Dear Axel Merk:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 31, 2023

       Financial Statements
       Report of Independent Registered Public Accounting Firm, page F-2

   1. We note that you did not include an audit report covering the statement of assets and liabilities, including
the schedule of investment, as of January 31, 2022, and the related statements of
operations and changes in net assets for the years ended January 31, 2022 and 2021, and the
financial highlights for the years ended January 31, 2022, 2021, 2020, and 2019. We further
note the disclosure in the report that these financial statements were audited by other
auditors. Please amend to include an audit report covering these financial statements.
 Axel Merk
FirstName  LastNameAxel
VanEck Merk   Gold Trust Merk
Comapany
January 24,NameVanEck
            2024        Merk Gold Trust
January
Page 2 24, 2024 Page 2
FirstName LastName
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 with any questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Crypto
Assets